Alliance Municipal Income Fund, Inc.
N-SAR Screen 38

Exhibit 77D - Policies with respect to security investment

	The Board approved a revision to the Fund's non-fundamental investment policy relating to the retention of securities, which have been downgraded. The revised policy is reflected below.


	"It is expected that normally no Alliance Municipal Portfolio will retain a municipal security downgraded below Caa by Moody's and CCC by S&P and Fitch, or if unrated, determined by Alliance to have undergone similar credit quality deterioration. Alliance may, however, choose to retain such a security if it determines that doing so is in the best interests of the Alliance Municipal Portfolio and its shareholders; provided, however, that securities subject to such a downgrade will at no time comprise more than 10% of a Portfolio's net assets."








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